UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                  For the fiscal year ended: December 31, 2004

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                              52 Sunrise Park Road
                                   PO Box 600
                              New Hampton, NY 10958

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2004 are presented herein.

Exhibits:

Consent of MCGLADREY & PULLEN,  LLP,  Independent  Registered  Public Accounting
Firm

Consent of KPMG LLP, Independent Registered Public Accounting Firm

                                  EXHIBIT INDEX

Exhibit No.                                   Exhibit Description
-----------                                   -------------------

23                                            Consent of MCGLADREY & PULLEN, LLP
24                                            Consent of KPMG LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 28, 2005                             BALCHEM CORPORATION
                                                401(k)/Profit Sharing Plan

                                                By:    Balchem Corporation,
                                                       Plan Administrator

                                                By:/s/ Dino A. Rossi
                                                --------------------------------
                                                       Dino A. Rossi, President,
                                                       Chief Executive Officer

                                                By:/s/ Francis J. Fitzpatrick
                                                --------------------------------
                                                       Francis J. Fitzpatrick,
                                                       Chief Financial Officer

                               BALCHEM CORPORATION
                           401(k)/ PROFIT SHARING PLAN

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 2004 and 2003

        (With Reports of Independent Registered Public Accounting Firms)

                                      550SH

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN


                                Table of Contents


                                                                            Page

Report of Independent Registered Public Accounting Firm - 2004                1

Report of Independent Registered Public Accounting Firm - 2003                2

Statements of Net Assets Available for Plan Benefits -
       December 31, 2004 and 2003                                             3

Statements of Changes in Net Assets Available for Plan Benefits -
       Years ended December 31, 2004 and 2003                                 4

Notes to Financial Statements                                                 5

Supplemental Schedules

Schedule H, Part IV, Line 4(i) - Schedule of Assets Held at End of Year      11

Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions         12

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:

We have audited the accompanying statement of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2004 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.


/s/  McGladrey & Pullen, LLP
New York, NY
June 16, 2005

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:

We have audited the accompanying statement of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.


/s/  KPMG LLP
Short Hills, New Jersey
June 21, 2004

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2004 and 2003


                                                     2004            2003
                                                 -----------     -----------
Assets:
     Investments at fair value (note 3)          $10,270,939       8,258,111
     Participant loans                               333,838         149,285
     Receivables:
        Employer contribution                        320,378         316,958
        Participant contributions                     72,191          43,063
        Interest                                       2,207             924
                                                 -----------     -----------
                 Total assets                    $10,999,553       8,768,341
                                                 ===========     ===========


See accompanying notes to financial statements.


                                         BALCHEM CORPORATION
                                      401(k)/PROFIT SHARING PLAN
                   Statements of Changes in Net Assets Available for Plan Benefits
                               Years ended December 31, 2004 and 2003

                                                                                2004              2003
                                                                            ------------      ------------
Addition to net assets attributed to:
     Investment income:
        Interest                                                            $     72,279            72,090
        Dividends                                                                  5,449             5,976
        Net appreciation in fair value of investments (note 3)                 1,319,879           762,249
                                                                            ------------      ------------
                                                                               1,397,607           840,315
                                                                            ------------      ------------
     Contributions:
        Participant                                                              916,289           881,259
        Employer                                                                 558,513           577,237
                                                                            ------------      ------------
                                                                               1,474,802         1,458,496
                                                                            ------------      ------------
                 Total additions                                               2,872,409         2,298,811
                                                                            ------------      ------------
Deductions from net assets attributed to:
     Benefits paid to participants                                              (619,321)         (620,906)
     Fees                                                                         (5,121)           (4,183)
     Other, net                                                                  (16,755)          (38,816)
                                                                            ------------      ------------
                 Total deductions                                               (641,197)         (663,905)
                                                                            ------------      ------------
                 Net increase in net assets available for plan benefits        2,231,212         1,634,906
Net assets available for plan benefits at beginning of year                    8,768,341         7,133,435
                                                                            ------------      ------------
Net assets available for plan benefits at end of year                       $ 10,999,553         8,768,341
                                                                            ============      ============

See accompanying notes to financial statements

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

(1)   Description of the Plan

      The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is principally a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the Company), except those that are currently covered by a collective bargaining agreement, who have 60 days of service, as defined, and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

      Contributions

      Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant's elected contribution and the Company may make discretionary profit-sharing contributions at the option of the Company's Board of Directors. Matching contributions are made in Balchem Corporation common stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2004 and 2003 were discretionary company profit sharing contributions made in February 2005 and 2004 for the 2004 and 2003 plan years totaling $301,270 and $305,294, respectively.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

      Vesting

      Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of the Company's June 1, 2001 acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., whose prior credited service is used in determining the vested portion of such matching contributions.

      Investment Options

      Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (PRIAC) and a maximum of 10% of participant contribution to Balchem Corporation Common Stock Fund. Employer matching and discretionary contributions are made in company stock and are directed to the Balchem Corporation Common Stock Fund (see
      Schedule I).

      Participant Loans

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 6% to 11%.

      Payment of Benefits

      On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

      Income (Loss) Allocations

      Investment income (loss) for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

      Forfeited Accounts

      Forfeited balances of terminated participants' nonvested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited nonvested accounts totaled $9,534 and $3,235 at December 31, 2004 and 2003, respectively.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

(2)   Summary of Accounting Policies

      Basis of Accounting

      The financial statements of the Plan are presented on the accrual basis of accounting.

      Risks and Uncertainties

      The assets of the Plan at December 31, 2004 and 2003 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions, world affairs and the results of operations and other risks specific to Balchem Corporation.

      Investment  Valuation  and Income  Recognition

      Except for the Guaranteed Income Fund, investment securities held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

      Payment of Benefits

      Benefits are recorded when paid.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

(3)   Investments

      Investments at December 31, 2004 and 2003 consisted of:

                               2004            2003
                           -----------     -----------
      Cash equivalents     $ 2,058,523       2,059,656
      Mutual funds           5,729,216       4,645,566
      Common stock*          2,483,200       1,552,889
                           -----------     -----------
                           $10,270,939       8,258,111
                           ===========     ===========

      *     A portion of the common stock is non-participant directed.

      The following represents investments that represent 5% or more of the Plan's net assets:

                                               2004           2003
                                            ----------     ----------
      Balchem Corporation Common Stock*     $2,483,200      1,552,889
      Guaranteed Income Fund                 2,058,523      2,059,656
      Janus Adviser Balanced Account           873,746        784,864
      S&P 500 Index Fund                     2,261,099      1,757,602
      Prudential Lifetime 40                   703,083        587,499
                                            ==========     ==========

      * A portion of the Balchem Corporation Common Stock is non-participant directed.


      During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                           2004           2003
                       ----------     ----------
      Mutual funds     $  484,214        880,305
      Common stock        835,665       (118,056)
                       ----------     ----------
                       $1,319,879        762,249
                       ==========     ==========


(4)   Non-participant directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003



                                                            2004          2003
                                                        ----------     ---------
      Net assets - Balchem Corporation Common Stock     $2,483,200     1,552,889
                                                        ==========     =========

                                                          Year ended December 31
                                                          ---------------------
                                                            2004         2003
                                                          ----------  ---------
      Change in net assets:
           Contributions                                  $  303,254    336,375
           Dividends and interest                              7,212      7,659
           Net appreciation (depreciation)                   835,665   (118,056)
           Benefits paid to participants                    (102,092)   (72,932)
           Fees                                               (1,104)    (1,420)
           Transfers to participant-directed investments    (112,624)  (413,952)
                                                          ----------  ---------
                       Net (decrease) increase               930,311   (262,326)
      Net assets at beginning of year                      1,552,889  1,815,215
                                                          ----------  ---------
      Net assets at end of year                           $2,483,200  1,552,889
                                                          ==========  =========


      A portion of the Balchem Corporation Common Stock is participant directed.

(5)   Related-Party Transactions

      As of December 31, 2004 and 2003, the Plan holds 71,583 and 68,109 shares of Balchem Corporation common stock, respectively, with a market value of $2,483,200 and $1,552,889 at December 31, 2004 and 2003, respectively.
      Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

(6)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(7)   Income Tax Status

      The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)   Trust Services

      Effective April 1, 2004, CIGNA Corporation signed an agreement to sell its retirement business, including CIGNA Bank & Trust Company, FSB, to
      Prudential Financial. As a result of the transaction, CIGNA Bank & Trust Company, FSB merged with a Prudential owned institution to form Prudential Bank & Trust, FSB.

      With the completion of the merger, trust services previously provided by CIGNA Bank & Trust Company, FSB will now be provided by Prudential Bank & Trust, FSB, and any investments held by CIGNA Bank & Trust Company. FSB will now be held by Prudential Bank & Trust, FSB.

                                                                                                                        Schedule 1
                                                          BALCHEM CORPORATION
                                                       401(k)/PROFIT SHARING PLAN
                                            Schedule H, Part IV, Line 4(i) - Schedule of Assets
                                                          Held at End of Year

                                                           December 31, 2004

            Identity of issue,                          Description of investments including maturity date,               Current
     borrower, lessor or similar party                  rate of interest, collateral, par or maturity value                value
------------------------------------------     --------------------------------------------------------------------     -----------
Guaranteed Income Fund(1)                      Units of participation in Guaranteed Income Fund -
                                                 66,190 units, $31.10 per unit                                          $ 2,058,523
Janus Adviser Balanced Account(1)              Units of participation in Janus Adviser Balanced Account -
                                                 29,331 units, $29.79 per unit                                              873,746
Prudential Lifetime 60(1)                      Units of participation in Prudential Lifetime 60 -
                                                 5,575 units, $14.43 per unit                                                80,460
Prudential Lifetime 50(1)                      Units of participation in Prudential Lifetime 50 -
                                                 3,939 units, $14.24 per unit                                                56,080
Prudential Lifetime 40(1)                      Units of participation in Prudential Lifetime 40 -
                                                 49,888 units, $14.09 per unit                                              703,083
Prudential Lifetime 30(1)                      Units of participation in Prudential Lifetime 30 -
                                                 22,635 units, $14.28 per unit                                              323,185
Prudential Lifetime 20(1)                      Units of participation in Prudential Lifetime 20
                                                 4,057 units, $14.16 per unit                                                57,431
Large Cap Value/John A. Levin & Co. Fund(1)    Units of participation in Large Cap Value/John A. Levin & Co. Fund -
                                                 21,902 units, $13.28 per unit                                              290,840
Dryden S&P Index Fund(1)                       Units of participation in Dryden S&P Index Fund -
                                                 32,548 units, $69.47 per unit                                            2,261,099
Aim Premeire Equity Fund(1)                    Units of participation in AIM Premier Equity Fund -
                                                 2,109 units, $43.27 per unit                                                91,286
Large Cap Growth/Turner Investment(1) Fund     Units of participation in Large Cap Growth/Turner Investment
                                                 15,188 units, $10.76 per unit                                              163,364
Aim Dynamics Fund                              Units of participation in AIM Dynamics Fund -
                                                 9,868 units, $23.49 per unit                                               231,818
TimesSquare Capital Management, Inc.
    Small Cap Growth/Times Square Fund(1)      Units of participation in Small Cap Growth/Times Square Fund -
                                                 16,208 units, $19.62 per unit                                              318,010
Janus Adviser Worldwide Growth Account(1)      Units of participation in Janus Adviser Worldwide Growth Account -
                                                 9,271 units, $30.08 per unit                                               278,814
Balchem Corporation Common Stock(1)(2)         Units of participation in Balchem Common Stock -
                                                 71,583 units, $34.69 per unit                                            2,483,200
Participant loans(1)                           Interest rates range from 6.00% to 11.00%                                    333,838
                                                                                                                        -----------
                                                          Total                                                         $10,604,777
                                                                                                                        ===========

(1)   Parties-in-interest

(2) The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2004 was $1,253,411.

See accompanying report of independent registered public accounting firm.


                                                                                                                          Schedule 2
                                                        BALCHEM CORPORATION
                                                     401(k)/PROFIT SHARING PLAN
                                                  Schedule H, Part IV, Line 4(j) -
                                                Schedule of Reportable Transactions
                                                    Year ended December 31, 2004

                                                                                                               Current
                                                                                                            value of asset
            Identity of                                                    Purchase     Selling    Cost of  on transaction  Net gain
          party involved                      Description of asset           price       price       asset       date        (loss)
------------------------------------   --------------------------------    --------    --------    --------    --------    --------
Prudential Financial Services, Inc.    Balchem Corporation Common Stock    $262,358          --     262,358     262,358          --
Prudential  Financial Services, Inc.   Balchem Corporation Common Stock          --     177,000     110,953     177,000      66,047
                                                                           --------    --------    --------    --------    --------
                                                                           $262,358     177,000     373,311     439,358      66,047
                                                                           ========    ========    ========    ========    ========

Reportable transactions include those purchases and sales of the same securities which, individually or in the aggregate (net of individual reportable transactions) exceed 5% of the market value of plan assets as of the beginning of the year. See accompanying report of independent registered public accounting firm.

See accompanying report of independent registered public accounting firm.